Filed by RS Investment Trust

Subject Company—RS Investment Trust, File No. 811-05159

Filed pursuant to Rule 425 under the Securities Act of 1933;

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Update on RS Growth Team and Funds

February 27, 2009

Dear Shareholder,

We’re initiating several important strategic changes which we believe will have a positive long-term impact on your RS growth mutual fund investment.

Beginning in 2007, we initiated a team-based portfolio management structure on several of our small- and mid-cap growth funds. This approach placed our most senior and experienced research analysts – those with the most and best information about their industries and individual companies – in position to act on their insights. The team has worked effectively together and the approach has strengthened our growth investing capabilities.

As we seek to build on this success, RS Investments conducted an extensive review of our competitive strengths, investment team resources and growth product line-up. Our study focused on accomplishing two key objectives. First, we sought to align our investment teams from across the organization to take full advantage of their respective areas of expertise. Second, we sought to clarify the RS growth fund line-up by renaming and streamlining the funds we offer.

The following changes reflect the results of our strategic review and are a natural progression of the original plan we initiated over two years ago:

Team and Portfolio Management Update

•

RS Emerging Growth, RS Select Growth and RS Mid Cap Opportunities Funds will continue to be team managed by co-managers Steve Bishop, Melissa Chadwick-Dunn, Allison Thacker and Scott Tracy. Jim Callinan will step aside from day-to-day management of RS Emerging Growth and RS Select Growth Funds. He will remain portfolio manager of institutional accounts and continue to play an active role as strategist and mentor to research analysts on the growth team.

•

Allison Thacker, a nine-year RS veteran with eleven years of industry experience, has been appointed Managing Director of the RS Growth Team in San Francisco, with responsibility for managing the small- and mid-cap growth fund business.

•

Management of RS Growth Fund will be assumed by Joy Budzinski and Magnus Krantz, each of whom brings over seventeen years of investment experience to this large-cap growth fund. Since joining RS Investments more than two years ago, Joy and Magnus have contributed meaningfully to the success of RS Large Cap Alpha Fund as healthcare and technology sector managers. Their efforts will be supported by the twelve-member RS Core Team, based in New York.

•

John Seabern, one of five co-managers of the RS Mid Cap Opportunities Fund and manager of RS Growth Fund, will be leaving the firm, effective March 31, 2009. In the interim, he will be working closely with members of the portfolio management team to transition responsibilities.

•	As a result of these changes, RS growth funds will continue to be managed by experienced management teams:

RS Fund	Portfolio Management Team	Industry Experience (# of years)
RS Emerging Growth Fund	Steve Bishop	16
RS Select Growth Fund	Melissa Chadwick-Dunn	14
RS MidCap Opportunities Fund	Allison Thacker	11
	Scott Tracy	11

RS Growth Fund	Joy Budzinski*	17
	Magnus Krantz*	17

RS Technology Fund	Steve Bishop	16
	Allison Thacker	10

*	Effective March 31, 2009

(continued)

Fund Consolidation and Name Changes

•

The Board of Trustees of RS Investment Trust has approved a proposal to reorganize RS Smaller Company Growth Fund into RS Emerging Growth Fund. The reorganization is subject to the approval of the shareholders of RS Smaller Company Growth Fund. A prospectus/proxy statement is expected to be mailed to shareholders of RS Smaller Company Growth Fund early in April.

•	Lastly, two RS growth funds will be renamed to clarify the roles they might play in an investor’s portfolio:

Current Name	New Name*
RS Emerging Growth Fund	RS Small Cap Growth Fund
RS MidCap Opportunities Fund	RS Mid Cap Growth Fund

*	Effective May 1, 2009

When completed, we believe these changes will allow RS Investments to focus our investment resources according to our teams’ strengths and in the interest of providing strong long-term performance for our fund shareholders. If you have any questions, please contact your financial advisor or, if you do not have one, contact RS Investments at 800-766-3863.

Thank you for your continued confidence in RS Investments.

Yours sincerely,

Terry R. Otton
Chief Executive Officer

Please see the enclosed prospectus supplements, dated February 27, 2009.

Shareholders of RS Smaller Company Growth Fund should read the prospectus/proxy statement carefully when it is available because it will contain important and more complete information about the proposed reorganization of RS Smaller Company Growth Fund into RS Emerging Growth Fund. The prospectus/proxy statement will set forth the identity of the participants in the proxy solicitation and a description of the participants’ direct or indirect interests, by security holdings or otherwise. No authorized offer of a security of RS Emerging Growth Fund in connection with the proposed reorganization may be made except pursuant to the final prospectus/proxy statement provided to shareholders of RS Smaller Company Growth Fund. Once the prospectus/proxy statement is available, shareholders can get it and any other relevant documents for free at the Securities and Exchange Commission’s Web site (www.sec.gov) or by calling RS Investments at 800-766-3863.

RS Funds are sold by prospectus only. You should carefully consider the investment objectives, risks, charges and expenses of the RS Funds before making an investment decision. The prospectus contains this and other important information. Please read it carefully before investing or sending money. To obtain a copy, please call 800-766-3863 or visit www.RSinvestments.com. As with all mutual funds, the value of an investment in an RS Fund could decline, so you could lose money.

Not A Deposit	Not FDIC or NCUA Insured	May Lose Value	No Bank or Credit Union Guarantee

RS Funds are distributed by Guardian Investor Services LLC (GIS). GIS is a wholly own subsidiary of The Guardian Life Insurance Company of America, 7 Hanover Square, New York, NY 10004. GIS is a registered broker-dealer, a registered investment adviser, and the majority owner of RS Investment Management Co. LLC, the investment adviser to the RS Investment Trust mutual funds.

GIS is a member: FINRA, SIPC.

©2009 RS Investment Management Co. LLC

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